Exhibit 99.1

FOURTH QUARTER 2017
EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS FOURTH QUARTER AND 2017 RESULTS

All amounts are in Canadian dollars and are based on our audited Annual and unaudited Interim Consolidated Financial Statements for the year and quarter ended October 31, 2017 and related notes prepared in accordance with International Financial Reporting Standards (IFRS). Our 2017 Annual Report (which includes our audited Annual Consolidated Financial Statements and accompanying Management’s Discussion & Analysis), our 2017 Annual Information Form and our Supplementary Financial Information are available on our website at: http://www.rbc.com/investorrelations.

TORONTO, November 29, 2017 – Royal Bank of Canada (RY on TSX and NYSE) today reported record net income of $11,469 million for the year ended October 31, 2017, up $1,011 million or 10% from the prior year. Results were driven by strong earnings in Personal & Commercial Banking, Wealth Management, Capital Markets and Investor & Treasury Services, partially offset by lower earnings in Insurance. Results also reflect strong credit quality, with a provision for credit losses (PCL) ratio of 21 basis points (bps).

As of October 31, 2017, our Basel III Common Equity Tier 1 (CET1) ratio was 10.9%, up 10 bps from the prior year. In addition, we increased our quarterly dividend twice during 2017, for an annual dividend increase of 7%.

“We had a great year in 2017, with record earnings of $11.5 billion, driven by robust growth across our businesses and a disciplined approach to risk management. We also returned a record $8.2 billion of capital in dividends and share buybacks, demonstrating our ongoing commitment to shareholders while delivering on our growth strategies,” said Dave McKay, RBC President and CEO. “As we reimagine the role we play in our customers’ lives, we are accelerating our digital investments and finding new ways beyond traditional banking to add value to our clients, employees and communities.”

2017 compared to 2016	• Net income of $11,469 million	á 10%
	• Diluted EPS(1) of $7.56	á 12%
	• ROE(2) of 17.0%	á 70 bps
	• CET1 ratio of 10.9%	á 10 bps

2017 Business Segment Performance

•

11% earnings growth in Personal & Commercial Banking. Excluding our share of the gain related to the sale of the U.S. operations of Moneris, which was $212 million (before- and after-tax), earnings increased $359 million or 7%(3) , mainly due to volume growth of 6%, which is primarily attributable largely due to solid growth in deposits and residential mortgages. Higher fee-based revenue in Canada largely benefited from equity market performance and strong net sales. Lower PCL also contributed to the increase. These factors were partially offset by higher costs in support of business growth, reflecting ongoing investments in technology;

•

25% earnings growth in Wealth Management, driven by growth in average fee-based client assets reflecting positive equity market performance and higher net interest income, mainly in the U.S., resulting from higher short-term interest rates and volume growth. These factors were partially offset by higher variable compensation on improved results and increased costs in support of business growth;

•

19% lower earnings in Insurance. Excluding the after-tax gain of $235 million from the sale of our home and auto insurance manufacturing business to Aviva Canada Inc., earnings were up 9%(3), mainly due to higher favourable annual actuarial assumption updates, and business growth mainly in Canadian Insurance, partially offset by lower earnings from new U.K. annuity contracts and the reduction in earnings associated with the sale of our home and auto insurance manufacturing business in the prior year;

•

21% earnings growth in Investor & Treasury Services, reflecting higher results across all major businesses driven by higher funding and liquidity earnings, increased results from asset services business, and volume growth in client deposits. These factors were partially offset by higher investment in technology initiatives; and,

•

11% earnings growth in Capital Markets despite a difficult trading environment characterized by low volatility and subdued client activity. Higher results in Corporate and Investment Banking and Global Markets from increased fee-based revenue, solid trading results and lower PCL, largely in the oil & gas sector. These factors were partially offset by higher staff-related costs and the impact of foreign exchange translation.

1	Earnings per share (EPS)
2

Return on Equity (ROE). This measure does not have a standardized meaning under GAAP. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section on page 12 of this Earnings Release.

3	These are non-GAAP measures. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section on page 12 of this Earnings Release.

Q4 2017 compared to Q4 2016	• Net income of $2,837 million	á 12%
	• Diluted EPS of $1.88	á 14%
	• ROE(1) of 16.6%	á 110 bps
	• CET1 ratio of 10.9%	á 10 bps

Q4 2017 compared to Q3 2017	• Net income of $2,837 million	á 1%
	• Diluted EPS of $1.88	á 2%
	• ROE(1) of 16.6%	á 30 bps
	• CET1 ratio of 10.9%	à 0 bps

Q4 2017 Performance

Earnings of $2,837 million were up $294 million or 12% from a year ago, as higher results in Personal & Commercial Banking, Capital Markets, Wealth Management, and Insurance were partially offset by lower earnings in Investor & Treasury Services.

Earnings were up $41 million or 1% from last quarter, largely due to stronger earnings in Insurance, Personal & Commercial Banking, and Wealth Management. These factors were partially offset by lower earnings in Capital Markets and Investor & Treasury Services.

Q4 2017 Business Segment Performance

Personal & Commercial Banking net income of $1,404 million, increased $129 million or 10% compared to last year. Canadian Banking net income of $1,360 million increased $114 million or 9% compared to last year, primarily due to volume growth and higher spreads given the impact of recent Bank of Canada rate hikes. Higher fee-based revenue and lower PCL also contributed to the increase. These factors were partially offset by higher costs in support of business growth, reflecting ongoing investments in technology. Caribbean & U.S. Banking net income of $44 million increased $15 million compared to last year.

Compared to last quarter, Personal & Commercial Banking net income increased $5 million. Canadian Banking net income increased $11 million or 1% mainly reflecting higher spreads and volume growth across most businesses, lower PCL and lower staff-related costs, including severance. These factors were partially offset by higher costs in support of business growth and lower fee-based revenue. Caribbean & U.S. Banking net income decreased $6 million compared to the prior quarter.

Wealth Management net income of $491 million increased $95 million or 24% compared to last year, largely due to growth in average fee-based client assets in both Canadian Wealth Management and U.S. Wealth Management (including City National), reflecting positive equity market performance. Higher net interest income mainly in U.S. Wealth Management (including City National) reflected the impact from both rising U.S. short-term interest rates and volume growth, benefitting from increased client-facing staff and new locations. Lower PCL also contributed. These factors were partially offset by higher variable compensation on improved results and higher costs in support of business growth.

Compared to last quarter, net income increased $5 million or 1%, largely due to higher net interest income, mainly in the U.S. resulting from volume growth and the impact of higher U.S. short-term interest rates, and higher average fee-based client assets reflecting positive equity market performance. These factors were partially offset by higher costs in support of business growth.

Insurance net income of $265 million increased $37 million or 16% from a year ago, primarily due to higher favourable annual actuarial assumption updates largely reflecting changes in credit and discount rates and favourable mortality experience, mainly in the U.K. This was partially offset by lower earnings from new U.K. annuity contracts, consistent with a general slowdown in the U.K. longevity transactions market.

Compared to last quarter, net income increased $104 million or 65% driven by the timing of favourable annual actuarial assumption updates, which largely reflects the changes in credit and discount rates and favourable mortality experience, mainly in the U.K.

Investor & Treasury Services net income of $156 million decreased $18 million or 10% from last year, largely reflecting higher investment in technology initiatives and lower funding and liquidity earnings.

Compared to last quarter, net income decreased $22 million or 12% mainly due to higher investment in technology initiatives and decreased results from our asset services business driven by a reduction in client activity. These factors were partially offset by higher funding and liquidity earnings.

Capital Markets net income of $584 million increased $102 million or 21% compared to last year despite a difficult trading environment characterized by low volatility and subdued client activity. Higher earnings were largely driven by PCL recoveries, higher results in Corporate and Investment Banking, a lower effective tax rate and strong fixed income origination. These factors were partially offset by higher costs related to changes in the timing of deferred compensation and the impact of foreign exchange translation.

Compared to last quarter, net income decreased $27 million or 4%, largely driven by lower trading revenue across most regions driven by low volatility and subdued client activity. Earnings were also impacted by lower M&A and equity origination activity. These factors were partly offset by lower PCL, and higher results from Municipal Banking in the U.S.

Corporate Support net loss was $63 million in the current quarter, largely reflecting net unfavourable tax adjustments, severance and related charges, and charges associated with our real estate portfolio. Net loss was $12 million last year, mainly due to unfavourable tax adjustments, partially offset by asset/liability management activities.

1

Return on Equity (ROE). This measure does not have a standardized meaning under GAAP. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section on page 12 of this Earnings Release.

Capital – As at October 31, 2017, Basel III CET1 ratio was 10.9%, unchanged from last quarter, mainly reflecting internal capital generation, fully offset by the regulatory floor adjustment and over $3 billion of share repurchases.

Credit Quality – Total PCL of $234 million decreased $124 million or 35% from a year ago, mainly in Capital Markets reflecting lower provisions including higher recoveries in the oil & gas and real estate & related sectors. Compared to last quarter, PCL decreased $86 million or 27% mainly in Capital Markets due to recoveries in the oil & gas and real estate & related sectors. Total PCL ratio was 17 bps, which improved 10 bps compared to last year and 6 bps compared to last quarter underpinned by an improved backdrop in the oil & gas sector and continued low unemployment levels.

Selected financial and other highlights

	As at or for the three months ended			For the year ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	October 31 2017	July 31 2017	October 31 2016	October 31 2017	October 31 2016
Total revenue (1)	$10,523	$10,088	$9,364	$40,669	$38,795
Provision for credit losses (PCL)	234	320	358	1,150	1,546
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	1,137	643	397	3,053	3,424
Non-interest expense(1)	5,611	5,537	5,297	21,794	20,526
Net income before income taxes	3,541	3,588	3,312	14,672	13,299
Net income	$2,837	$2,796	$2,543	$11,469	$10,458
Segments - net income
Personal & Commercial Banking	$1,404	$1,399	$1,275	$5,755	$5,184
Wealth Management	491	486	396	1,838	1,473
Insurance	265	161	228	726	900
Investor & Treasury Services	156	178	174	741	613
Capital Markets	584	611	482	2,525	2,270
Corporate Support	(63)	(39)	(12)	(116)	18
Net income	$2,837	$2,796	$2,543	$11,469	$10,458
Selected information
Earnings per share (EPS) - basic	$1.89	$1.86	$1.66	$7.59	$6.80
- diluted	1.88	1.85	1.65	7.56	6.78
Return on common equity (ROE) (2), (3)	16.6%	16.3%	15.5%	17.0%	16.3%
Average common equity (2)	65,900	65,750	63,100	65,300	62,200
Net interest margin (NIM) - on average earning assets (4)	1.72%	1.69%	1.70%	1.72%	1.70%
Total PCL as a % of average net loans and acceptances	0.17%	0.23%	0.27%	0.21%	0.29%
PCL on impaired loans as a % of average net loans and acceptances	0.17%	0.23%	0.27%	0.21%	0.28%
Gross impaired loans (GIL) as a % of loans and acceptances (5)	0.46%	0.53%	0.73%	0.46%	0.73%
Liquidity coverage ratio (LCR) (6)	122%	121%	127%	122%	127%
Capital ratios and Leverage ratio (7)
Common Equity Tier 1 (CET1) ratio	10.9%	10.9%	10.8%	10.9%	10.8%
Tier 1 capital ratio	12.3%	12.4%	12.3%	12.3%	12.3%
Total capital ratio	14.2%	14.4%	14.4%	14.2%	14.4%
Leverage ratio	4.4%	4.4%	4.4%	4.4%	4.4%
Selected balance sheet and other information
Total assets	$1,212,853	$1,201,047	$1,180,258	$1,212,853	$1,180,258
Securities	218,379	214,170	236,093	218,379	236,093
Loans (net of allowance for loan losses)	542,617	534,034	521,604	542,617	521,604
Derivative related assets	95,023	105,833	118,944	95,023	118,944
Deposits	789,635	778,618	757,589	789,635	757,589
Common equity	67,416	65,561	64,304	67,416	64,304
Total capital risk-weighted assets	474,478	458,136	449,712	474,478	449,712
Assets under management (AUM) (8)	639,900	601,200	586,300	639,900	586,300
Assets under administration (AUA) (8), (9)	5,473,300	5,390,000	5,058,900	5,473,300	5,058,900
Common share information
Shares outstanding (000s) - average basic	1,457,855	1,457,854	1,483,869	1,466,988	1,485,876
- average diluted	1,464,916	1,465,035	1,491,872	1,474,421	1,494,137
- end of period	1,452,898	1,457,934	1,485,394	1,452,898	1,485,394
Dividends declared per share	$0.91	$0.87	$0.83	$3.48	$3.24
Dividend yield (10)	3.6%	3.7%	4.0%	3.8%	4.3%
Common share price (RY on TSX) (11)	$100.87	$93.01	$83.80	$100.87	$83.80
Book value per share	$46.41	$44.93	$43.32	$46.41	$43.32
Market capitalization (TSX) (11)	146,554	135,602	124,476	146,554	124,476
Business information (number of)
Employees (full-time equivalent) (FTE) (12)	78,210	79,134	77,825	78,210	77,825
Bank branches	1,376	1,388	1,419	1,376	1,419
Automated teller machines (ATMs)	4,630	4,758	4,905	4,630	4,905
Period average US$ equivalent of C$1.00 (13)	$0.792	$0.770	$0.757	$0.765	$0.755
Period-end US$ equivalent of C$1.00	$0.775	$0.802	$0.746	$0.775	$0.746

(1)	Effective Q4 2017, service fees and other costs incurred in association with certain commissions and fees earned are presented on a gross basis in non-interest expense. Comparative amounts have been reclassified to conform with this presentation.
(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes Average common equity used in the calculation of ROE. For further details, refer to the Key performance and non-GAAP measures section of our 2017 Annual Report.
(3)	These measures may not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions. See the How we measure and report our business segments section and the Key performance and Non-GAAP Measures section of this Earnings Release, our Q4 2017 Supplementary Financial Information and our 2017 Annual Report for additional information.
(4)	NIM is calculated as net interest income divided by average earning assets. Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(5)	GIL includes $256 million (July 31, 2017 – $268 million; October 31, 2016 – $418 million) related to the acquired credit-impaired (ACI) loans portfolio from our acquisition of City National Corporation (City National). ACI loans added 5 bps to our October 31, 2017 GIL ratio (July 31, 2017 – 5 bps; October 31, 2016—8 bps). For further details, refer to Notes 2 and 5 of our 2017 Annual Report.
(6)	LCR is calculated using the Basel III Liquidity Adequacy Requirements (LAR) guideline. Effective the first quarter of 2017, the Office of the Superintendent of Financial Institutions (OSFI) requires the LCR to be disclosed based on the average of the daily positions during the quarter. For further details, refer to the Liquidity and funding risk section of our 2017 Annual Report.
(7)	Capital and Leverage ratios presented above are on an “all-in” basis. The Leverage ratio is a regulatory measure under the Basel III framework. For further details, refer to the Capital management section of our 2017 Annual Report.
(8)	Represents period-end spot balances.
(9)	AUA includes $18.4 billion and $8.4 billion (July 31, 2017 – $18.4 billion and $8.2 billion; October 31, 2016 – $18.6 billion and $9.6 billion) of securitized residential mortgages and credit card loans, respectively.
(10)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(11)	Based on TSX closing market price at period-end.
(12)	Amounts have been revised from those previously presented.
(13)	Average amounts are calculated using month-end spot rates for the period.

Personal & Commercial Banking

	As at or for the three months ended
(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted) (1)	October 31 2017	July 31 2017	October 31 2016
Net interest income	$2,820	$2,721	$2,640
Non-interest income	1,199	1,249	1,189
Total revenue	4,019	3,970	3,829
PCL	270	273	288
Non-interest expense	1,872	1,826	1,825
Net income before income taxes	1,877	1,871	1,716
Net income	$1,404	$1,399	$1,275

Revenue by business
Canadian Banking	3,766	3,729	3,577
Caribbean & U.S. Banking	253	241	252

Selected balances and other information
ROE	26.7%	26.6%	27.1%
NIM	2.71%	2.66%	2.69%
Efficiency ratio (2)	46.6%	46.0%	47.7%
Operating leverage	2.4%	(0.4%)	0.0%
Average total assets	$430,100	$423,700	$409,000
Average total earning assets	412,200	405,700	391,000
Average loans and acceptances	412,000	405,200	390,000
Average deposits	352,100	346,400	329,700
AUA (3)	$264,800	$252,500	$239,600
AUM	4,600	4,400	4,600
Number of employees (FTE) (4)	34,773	35,093	35,362
Effective income tax rate	25.2%	25.2%	25.7%
Gross impaired loans as a % of average net loans and acceptances	0.36%	0.37%	0.42%
PCL on impaired loans as a % of average net loans and acceptances	0.26%	0.27%	0.29%

(1)	Effective Q4 2017, service fees and other costs incurred in association with certain commissions and fees earned are presented on a gross basis in non-interest expense. Comparative amounts have been reclassified to conform with this presentation.
(2)	Calculated as non-interest expense divided by total revenue.
(3)	AUA includes $18.4 billion and $8.4 billion (July 31, 2017 – $18.4 billion and $8.2 billion; October 31, 2016 – $18.6 billion and $9.6 billion) of securitized residential mortgages and credit card loans, respectively.
(4)	Amounts have been revised from those previously presented.

Q4 2017 vs. Q4 2016

Net income of $1,404 million increased $129 million or 10% compared to the prior year, largely due to volume growth of 6% and lower PCL. These factors were partially offset by higher costs, including costs in support of business growth.

Total revenue increased $190 million or 5% from the prior year, mainly due to volume growth of 6%. Higher fee-based revenue primarily attributable to higher balances driving higher mutual fund distribution fees also contributed to the increase.

NIM increased 2 bps.

PCL decreased $18 million or 6%, with the PCL ratio improving 3 bps, largely due to lower provisions in our Canadian lending portfolios. This was partially offset by higher provisions in the Caribbean.

Non-interest expense increased $47 million or 3%, primarily attributable to higher costs in support of business growth mainly reflecting ongoing investments in technology, including digital initiatives, and higher marketing costs. Higher staff-related costs also contributed to the increase. These factors were partially offset by continued benefits from our efficiency management activities.

Q4 2017 vs. Q3 2017

Net income increased $5 million from the prior quarter, mainly due to higher spreads, volume growth of 2% and lower staff-related costs, including severance. These factors were partially offset by lower fee-based revenue, and higher marketing costs in support of business growth.

Canadian Banking

	As at or for the three months ended
(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted) (1)	October 31 2017	July 31 2017	October 31 2016
Net interest income	$2,644	$2,561	$2,471
Non-interest income	1,122	1,168	1,106
Total revenue	3,766	3,729	3,577
PCL	251	259	276
Non-interest expense	1,685	1,651	1,623
Net income before income taxes	1,830	1,819	1,678
Net income	$1,360	$1,349	$1,246

Revenue by business
Personal Financial Services	$2,145	$2,111	$2,042
Business Financial Services	875	850	811
Cards and Payment Solutions	746	768	724
Selected balances and other information
ROE	30.7%	30.6%	32.5%
NIM	2.65%	2.61%	2.63%
Efficiency ratio (2)	44.7%	44.3%	45.4%
Operating leverage	1.5%	(1.5%)	0.3%
Average total assets	$408,200	$401,200	$386,500
Average total earning assets	395,500	388,600	374,300
Average loans and acceptances	403,100	396,100	380,900
Average deposits	334,300	328,200	311,400
AUA (3)	256,400	244,400	231,400
Number of employees (FTE) (4)	31,902	32,200	32,297
Effective income tax rate	25.7%	25.8%	25.7%
Gross impaired loans as a % of average net loans and acceptances	0.24%	0.25%	0.27%
PCL on impaired loans as a % of average net loans and acceptances	0.25%	0.26%	0.29%

(1)	Effective Q4 2017, service fees and other costs incurred in association with certain commissions and fees earned are presented on a gross basis in non-interest expense. Comparative amounts have been reclassified to conform with this presentation.
(2)	Calculated as non-interest expense divided by total revenue.
(3)	AUA includes $18.4 billion and $8.4 billion (July 31, 2017 – $18.4 billion and $8.2 billion; October 31, 2016 – $18.6 billion and $9.6 billion) of securitized residential mortgages and credit card loans, respectively.
(4)	Amounts have been revised from those previously presented.

Q4 2017 vs. Q4 2016

Net income increased $114 million or 9% compared to a year ago, largely due to volume growth of 7%. Higher spreads and lower PCL also contributed to the increase. These factors were partially offset by higher costs, including costs in support of business growth.

Total revenue increased $189 million or 5%, mainly due to volume growth of 7% and higher spreads. Higher balances driving higher mutual fund distribution fees also contributed to the increase.

NIM increased 2 bps mainly due to higher spreads in our deposit portfolio.

PCL decreased $25 million or 9%, with the PCL ratio improving 4 bps, due to lower provisions in our personal and commercial lending portfolios, as well as lower write-offs in our credit cards portfolios.

Non-interest expense increased $62 million or 4%, primarily attributable to higher costs in support of business growth mainly reflecting ongoing investments in technology, including digital initiatives, and higher marketing costs. Higher staff-related costs also contributed to the increase. These factors were partially offset by continued benefits from our efficiency management activities.

Q4 2017 vs. Q3 2017

Net income increased $11 million or 1% from the prior quarter, mainly due to higher spreads, volume growth of 2% across most businesses, lower PCL, and lower staff-related costs, including severance. These factors were partially offset by seasonally higher marketing costs in support of business growth and lower fee-based revenue.

Wealth Management

	As at or for the three months ended
(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted) (1)	October 31 2017	July 31 2017	October 31 2016
Net interest income	$583	$578	$524
Non-interest income
Fee-based revenue	1,485	1,484	1,385
Transactional and other revenue	494	485	432
Total revenue	2,562	2,547	2,341
PCL	-	6	22
Non-interest expense	1,901	1,909	1,790
Net income before income taxes	661	632	529
Net income	$491	$486	$396

Revenue by business
Canadian Wealth Management	$717	$693	$663
U.S. Wealth Management (including City National)	1,252	1,251	1,094
U.S. Wealth Management (including City National) (US$ millions)	992	963	828
Global Asset Management	508	507	482
International Wealth Management	85	96	102
Selected balances and other information
ROE	14.2%	13.9%	11.6%
NIM	3.13%	3.14%	2.82%
Pre-tax margin (2)	25.8%	24.8%	22.6%
Average total assets	$86,800	$86,400	$87,900
Number of advisors (3)	4,884	4,860	4,780
Average total earning assets	73,900	73,100	73,800
Average loans and acceptances	51,600	51,500	50,200
Average deposits	90,900	91,800	91,300
AUA - total (4)	929,200	873,900	875,300
- U.S. Wealth Management (including City National) (4)	442,700	412,300	394,200
- U.S. Wealth Management (including City National) (US$ millions) (4)	343,200	330,500	293,900
AUM (4)	634,100	595,700	580,700
Average AUA	900,300	892,900	864,400
Average AUM	617,400	604,400	578,700
		For the three months ended
Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)		Q4 2017 vs. Q4 2016	Q4 2017 vs. Q3 2017
Increase (decrease):
Total revenue (1)		$(61)	$(37)
Non-interest expense (1)		(48)	(30)
Net income		(8)	(5)
Percentage change in average US$ equivalent of C$1.00		5%	3%
Percentage change in average British pound equivalent of C$1.00		1%	2%
Percentage change in average Euro equivalent of C$1.00		(1)%	0%

(1)	Effective Q4 2017, service fees and other costs incurred in association with certain commissions and fees earned are presented on a gross basis in non-interest expense. Comparative amounts have been reclassified to conform with this presentation.
(2)	Pre-tax margin is defined as net income before income taxes divided by total revenue.
(3)	Represents client-facing advisors across all our wealth management businesses.
(4)	Represents period-end spot balances.

Q4 2017 vs. Q4 2016

Net income increased $95 million or 24% from a year ago, largely reflecting growth in average fee-based client assets, higher net interest income, lower PCL, and improved transaction revenue. These factors were partially offset by higher variable compensation on improved results and increased costs in support of business growth.

Total revenue increased $221 million or 9%, mainly due to higher average fee-based client assets reflecting capital appreciation and net sales and higher net interest income reflecting the impact from higher interest rates and volume growth.

PCL decreased $22 million as the prior year included provisions related to U.S. Wealth Management (including City National).

Non-interest expense increased $111 million or 6%, primarily due to higher variable compensation on improved results, and increased costs in support of business growth mainly reflecting higher staff-related costs in the U.S. and ongoing investments in technology, including digital initiatives, partially offset by the impact of foreign exchange translation.

Q4 2017 vs. Q3 2017

Net income increased $5 million or 1% from the prior quarter, largely due to higher net interest income mainly in the U.S. resulting from volume growth and the impact of higher U.S. interest rates, and higher average fee-based client assets reflecting capital appreciation and net sales. This was partially offset by higher variable compensation on improved results and higher costs in support of business growth, mainly reflecting higher staff-related costs in the U.S. and ongoing investments in technology, including digital initiatives.

Insurance

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts)	October 31 2017	July 31 2017	October 31 2016
Non-interest income
Net earned premiums	$1,166	$1,081	$698
Investment income (1)	399	(120)	(51)
Fee income	47	48	176
Total revenue	1,612	1,009	823
Insurance policyholder benefits and claims (1)	1,063	573	349
Insurance policyholder acquisition expense	74	70	48
Non-interest expense	157	147	155
Net income before income taxes	318	219	271
Net income	$265	$161	$228

Revenue by business
Canadian Insurance	$1,098	$473	$295
International Insurance	514	536	528
Selected balances and other information
ROE	52.3%	37.0%	54.3%
Premiums and deposits (2)	$1,302	$1,233	$1,065
Fair value changes on investments backing policyholder liabilities (1)	279	(225)	(172)

(1)	Investment income can experience volatility arising from fluctuation in the fair value of Fair Value Through Profit or Loss (FVTPL) assets. The investments which support actuarial liabilities are predominantly fixed income assets designated as FVTPL. Consequently changes in the fair values of these assets are recorded in investment income in the consolidated statements of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims.
(2)	Premiums and deposits include premiums on risk-based insurance and annuity products, and individual and group segregated fund deposits, consistent with insurance industry practices.

Q4 2017 vs. Q4 2016

Net income increased $37 million or 16% from a year ago, primarily due to higher favourable annual actuarial assumption updates. This factor was partially offset by lower earnings from new U.K. annuity contracts.

Total revenue increased $789 million or 96%, mainly due to the change in fair value of investments backing our policyholder liabilities, group annuity sales growth and the impact of restructured international life contracts, all of which are largely offset in PBCAE. These factors were partially offset by lower revenue from new U.K. annuity contracts.

PBCAE increased $740 million, largely reflecting the change in fair value of investments backing our policyholder liabilities, growth in the group annuity business and the impact of restructured international life contracts, all of which are largely offset in revenue. These factors were partially offset by higher favourable annual actuarial assumption updates largely reflecting changes in credit and discount rates and favourable mortality experience, mainly in the U.K.

Non-interest expense increased $2 million or 1%, compared to the prior year.

Q4 2017 vs. Q3 2017

Net income increased $104 million or 65% from the prior quarter, mainly due to favourable annual actuarial assumption updates largely reflecting changes in credit and discount rates and favourable mortality experience, mainly in the U.K.

Investor & Treasury Services

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts)	October 31 2017	July 31 2017	October 31 2016
Net interest income	$128	$141	$214
Non-interest income	474	453	390
Total revenue	602	594	604
Non-interest expense	397	364	376
Net income before income taxes	205	230	228
Net income	$156	$178	$174

Selected balances and other information
ROE	19.2%	21.9%	21.0%
Average Deposits	142,600	132,000	124,400
Client deposits	56,600	55,600	50,900
Wholesale funding deposits	86,000	76,400	73,500
AUA(1)	4,266,600	4,251,300	3,929,400
Average AUA	4,196,400	4,228,400	3,886,900

(1)	Represents period-end spot balances.

Q4 2017 vs. Q4 2016

Net income decreased $18 million or 10% from a year ago, largely driven by higher investment in technology initiatives and lower funding and liquidity earnings.

Total revenue decreased $2 million, mainly reflecting lower funding and liquidity revenue, largely offset by increased revenue from our asset services business driven by improved market conditions and higher client activity.

Non-interest expense increased $21 million or 6%, largely reflecting higher investment in technology initiatives to enhance our client platforms.

Q4 2017 vs. Q3 2017

Net income decreased $22 million or 12% from last quarter, mainly due to higher investment in technology initiatives and decreased results from our asset services business driven by a reduction in client activity. These factors were partially offset by higher funding and liquidity earnings.

Capital Markets

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts)	October 31 2017	July 31 2017	October 31 2016
Net interest income (1)	$851	$845	$857
Non-interest income (1)	1,103	1,195	1,036
Total revenue (1)	1,954	2,040	1,893
PCL	(38)	44	51
Non-interest expense	1,222	1,199	1,151
Net income before income taxes	770	797	691
Net income	$584	$611	$482

Revenue by business
Corporate and Investment Banking	$1,049	$995	$976
Global Markets	976	1,134	978
Other	(71)	(89)	(61)
Selected balances and other information
ROE	12.4%	11.9%	10.4%
Average total assets	$490,600	$494,000	$496,700
Average trading securities	86,500	86,800	105,300
Average loans and acceptances	83,000	83,100	85,500
Average deposits	62,800	59,500	59,200
PCL on impaired loans as a % of average net loans and acceptances	(0.18)%	0.21%	0.24%
		For the three months ended
Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)		Q4 2017 vs Q4 2016	Q4 2017 vs Q3 2017
Increase (decrease):
Total revenue		$(59)	$(38)
Non-interest expense		(31)	(21)
Net income		(23)	(13)
Percentage change in average US$ equivalent of C$1.00		5%	3%
Percentage change in average British pound equivalent of C$1.00		1%	2%
Percentage change in average Euro equivalent of C$1.00		(1)%	0%

(1)	The taxable equivalent basis (teb) adjustment for the three months ended October 31, 2017 was $225 million (July 31, 2017 – $107 million, October 31, 2016 – $115 million).

Q4 2017 vs. Q4 2016

Net income increased $102 million or 21% from a year ago, largely driven by lower PCL, higher results in Corporate and Investment Banking, a lower effective tax rate due to changes in earnings mix and improved fixed income origination in Global Markets. These factors were partially offset by higher costs related to changes in the timing of deferred compensation and the impact of foreign exchange translation.

Total revenue increased $61 million or 3%, mainly due to higher equity trading revenue across most regions, increased lending revenue largely in Canada, and higher revenue from Municipal Banking in the U.S. These factors were partially offset by the impact of foreign exchange translation, decreased fixed income trading revenue across most regions, and lower equity origination largely in the U.S.

PCL decreased $89 million, due to lower provisions including higher recoveries mainly in the oil & gas and real estate & related sectors.

Non-interest expense increased $71 million or 6%, mainly driven by higher costs related to changes in the timing of deferred compensation.

Q4 2017 vs. Q3 2017

Net income decreased $27 million or 4% from the prior quarter mainly due to lower fixed income and equity trading revenue across most regions, decreased M&A activity largely in Canada, and lower equity origination activity in North America. These factors were partly offset by lower PCL mainly due to recoveries in the oil & gas and real estate & related sectors, and higher results from Municipal Banking in the U.S.

Corporate Support

	As at or for the three months ended
(Millions of Canadian dollars)	October 31 2017	July 31 2017	October 31 2016
Net interest income (loss) (1)	$(21)	$(28)	$(48)
Non-interest income (loss) (1)	(205)	(44)	(78)
Total revenue (1)	(226)	(72)	(126)
PCL	2	(3)	(1)
Non-interest expense	62	92	(2)
Net income (loss) before income taxes	(290)	(161)	(123)
Income (recoveries) taxes (1)	(227)	(122)	(111)
Net income (2)	$(63)	$(39)	$(12)

(1)	Teb adjusted.
(2)	Net income (loss) reflects income attributable to both shareholders and Non-Controlling Interests (NCI). Net income attributable to NCI for the three months ended October 31, 2017 was $9 million (July 31, 2017 – $9 million; October 31, 2016 – $9 million).

Due to the nature of activities and consolidation adjustments reported in this segment, we believe that a comparative period analysis is not relevant. The following identifies material items affecting the reported results in each period.

Total revenue and income taxes (recoveries) in each period in Corporate Support include the deduction of the teb adjustments related to the gross-up of income from Canadian taxable corporate dividends and the U.S. tax credit investment business recorded in Capital Markets. The amount deducted from revenue was offset by an equivalent increase in income taxes (recoveries).

The teb amount for the three months ended October 31, 2017 was $225 million, $107 million in the prior quarter and $115 million last year. For further discussion, refer to the How we measure and report our business segments section of our 2017 Annual Report.

The following identifies the material items, other than the teb impacts noted previously, affecting the reported results in each period.

Q4 2017

Net loss was $63 million, largely reflecting net unfavourable tax adjustments, severance and related charges, and charges associated with our real estate portfolio.

Q3 2017

Net loss was $39 million, largely reflecting severance costs.

Q4 2016

Net loss was $12 million, largely reflecting unfavourable tax adjustments, partially offset by asset/liability management activities.

Key performance and non-GAAP measures

Additional information about these and other key performance and non-GAAP measures can be found under the Key performance and non-GAAP measures section of our 2017 Annual Report.

Return on Equity

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. ROE does not have a standardized meaning under GAAP. We use ROE as a measure of return on total capital invested in our business. The following table provides a summary of our ROE calculations:

Calculation of ROE
	For the three months ended							For the year ended
.	October 31, 2017							October 31, 2017
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total
Net income available to common shareholders	$1,383	$476	$263	$153	$564	$(82)	$2,757	$11,128
Total average common equity (1), (2)	$20,500	$13,300	$2,000	$3,150	$18,050	$8,900	$65,900	$65,300
ROE (3)	26.7%	14.2%	52.3%	19.2%	12.4%	n.m.	16.6%	17.0%

(1)	Total average common equity represents rounded figures.
(2)	The amounts for the segments are referred to as attributed capital. Effective the first quarter of 2017, we increased our capital attribution rate to better align with higher regulatory capital requirements.
(3)	ROE is based on actual balances of average common equity before rounding.
n.m.	not meaningful

Non-GAAP Measures

Results and measures excluding the specified items outlined below are non-GAAP measures:

•	Our share of a gain related to the sale by our payment processing joint venture Moneris of its U.S. operations to Vantiv, Inc. in Q1 2017, which was $212 million (before- and after-tax) and recorded in Personal & Commercial Banking.

•	A gain from the sale of our home and auto insurance manufacturing business, RBC General Insurance Company, to Aviva Canada Inc. in Q3 2016, which was $287 million ($235 million after-tax) and recorded in Insurance.

Given the nature and purpose of our management reporting framework, we use and report certain non-GAAP financial measures, which are not defined, do not have a standardized meaning under GAAP, and may not be comparable with similar information disclosed by other financial institutions. We believe that excluding these specified items from our results is more reflective of our ongoing operating results, will provide readers with a better understanding of management’s perspective on our performance, and enhance the comparability of our comparative periods. For further information, refer to the Key performance and non-GAAP measures section of our 2017 Annual Report.

The following tables provide calculations of our business segment results and measures excluding these specified items for the years ended October 31, 2017 and October 31, 2016.

Non-GAAP measures

	Personal and Commercial Banking			Canadian Banking
	For the twelve months ended October 31, 2017			For the twelve months ended October 31, 2017
(Millions of Canadian dollars)	Reported	Gain related to the sale by Moneris (1)	Adjusted	Reported	Gain related to the sale by Moneris (1)	Adjusted
Net income	$5,755	$(212)	$5,543	$5,571	$(212)	$5,359

	Insurance
	For the twelve months ended October 31, 2016
(Millions of Canadian dollars)	Reported	Gain related to the sale of RBC General Insurance Company	Adjusted
Net income	$900	$(235)	$665

(1)	Includes foreign currency translation.

Consolidated Balance Sheets

(Millions of Canadian dollars, except number of shares)	October 31 2017 (1)	July 31 2017 (2)	October 31 2016 (1)
Assets
Cash and due from banks	$28,407	$24,302	$14,929
Interest-bearing deposits with banks	32,662	36,098	27,851

Securities
Trading	127,657	128,740	151,292
Available-for-sale	90,722	85,430	84,801
	218,379	214,170	236,093
Assets purchased under reverse repurchase agreements and securities borrowed	220,977	208,669	186,302

Loans
Retail	385,170	379,869	369,470
Wholesale	159,606	156,401	154,369
	544,776	536,270	523,839
Allowance for loan losses	(2,159)	(2,236)	(2,235)
	542,617	534,034	521,604
Segregated fund net assets	1,216	1,077	981

Other
Customers’ liability under acceptances	16,459	15,246	12,843
Derivatives	95,023	105,833	118,944
Premises and equipment, net	2,670	2,646	2,836
Goodwill	10,977	10,733	11,156
Other intangibles	4,507	4,421	4,648
Other assets	38,959	43,818	42,071
	168,595	182,697	192,498
Total assets	$1,212,853	$1,201,047	$1,180,258

Liabilities

Deposits
Personal	$260,213	$254,559	$250,550
Business and government	505,665	501,282	488,007
Bank	23,757	22,777	19,032
	789,635	778,618	757,589
Segregated fund net liabilities	1,216	1,077	981

Other
Acceptances	16,459	15,246	12,843
Obligations related to securities sold short	30,008	40,512	50,369
Obligations related to assets sold under repurchase agreements and securities loaned	143,084	121,980	103,441
Derivatives	92,127	104,203	116,550
Insurance claims and policy benefit liabilities	9,676	9,331	9,164
Other liabilities	46,955	48,019	47,947
	338,309	339,291	340,314
Subordinated debentures	9,265	9,200	9,762
Total liabilities	$1,138,425	$1,128,186	$1,108,646
Equity attributable to shareholders
Preferred shares	6,413	6,713	6,713
Common shares (shares issued - 1,452,534,303; 1,459,025,180 and 1,484,234,375)	17,703	17,871	17,859
Retained earnings	45,359	44,479	41,519
Other components of equity	4,354	3,211	4,926
	73,829	72,274	71,017
Non-controlling interests	599	587	595
Total equity	74,428	72,861	71,612
Total liabilities and equity	$1,212,853	$1,201,047	$1,180,258

(1)	Derived from audited financial statements.
(2)	Derived from unaudited financial statements.

Consolidated Statements of Income

	For the three-months ended			For the year ended
(Millions of Canadian dollars, except per share amounts)	October 31 2017 (1)	July 31 2017 (1)	October 31 2016 (1)	October 31 2017 (2)	October 31 2016 (2)

Interest income
Loans	$4,908	$4,691	$4,574	$18,677	$17,876
Securities	1,241	1,207	1,091	4,899	4,593
Assets purchased under reverse repurchase agreements and securities borrowed	891	829	502	3,021	1,816
Deposits and other	106	81	44	307	167

	7,146	6,808	6,211	26,904	24,452

Interest expense
Deposits and other	1,875	1,672	1,421	6,564	5,467
Other liabilities	839	811	538	2,930	2,227
Subordinated debentures	71	68	65	270	227
	2,785	2,551	2,024	9,764	7,921
Net interest income	4,361	4,257	4,187	17,140	16,531

Non-interest income
Insurance premiums, investment and fee income	1,612	1,009	824	4,566	4,868
Trading revenue	146	216	119	806	701
Investment management and custodial fees	1,228	1,227	1,133	4,803	4,358
Mutual fund revenue	848	857	813	3,339	3,159
Securities brokerage commissions	327	330	350	1,416	1,429
Service charges	445	450	447	1,770	1,756
Underwriting and other advisory fees	498	537	509	2,093	1,876
Foreign exchange revenue, other than trading	230	281	217	974	964
Card service revenue	211	245	220	933	889
Credit fees	364	355	384	1,433	1,239
Net gain on available-for-sale securities	47	44	2	172	76
Share of profit in joint ventures and associates	10	33	44	335	176
Other	196	247	115	889	773
	6,162	5,831	5,177	23,529	22,264
Total revenue	10,523	10,088	9,364	40,669	38,795
Provision for credit losses	234	320	358	1,150	1,546
Insurance policyholder benefits, claims and acquisition expense	1,137	643	397	3,053	3,424

Non-interest expense
Human resources	3,299	3,433	3,078	13,330	12,377
Equipment	373	361	378	1,434	1,438
Occupancy	402	383	406	1,588	1,568
Communications	299	250	278	1,011	945
Professional fees	368	326	312	1,214	1,078
Amortization of other intangibles	257	255	257	1,015	970
Other	613	529	588	2,202	2,150
	5,611	5,537	5,297	21,794	20,526

Income before income taxes	3,541	3,588	3,312	14,672	13,299
Income taxes	704	792	769	3,203	2,841
Net income	$2,837	$2,796	$2,543	$11,469	$10,458

Net income attributable to:
Shareholders	$2,829	$2,783	$2,533	$11,428	$10,405
Non-controlling interests	8	13	10	41	53
	$2,837	$2,796	$2,543	$11,469	$10,458
Basic earnings per share (in dollars)	$1.89	$1.86	$1.66	$7.59	$6.80
Diluted earnings per share (in dollars)	1.88	1.85	1.65	7.56	6.78
Dividends per common share (in dollars)	0.91	0.87	0.83	3.48	3.24

(1)	Derived from unaudited financial statements.
(2)	Derived from audited financial statements.

Consolidated Statements of Comprehensive Income
	For the three-months ended			For the year ended
(Millions of Canadian dollars)	October 31 2017 (1)	July 31 2017 (1)	October 31 2016 (1)	October 31 2017 (2)	October 31 2016 (2)
Net income	$2,837	$2,796	$2,543	$11,469	$10,458
Other comprehensive income (loss), net of taxes
Items that will be reclassified subsequently to income:
Net change in unrealized gains (losses) on available-for-sale securities
Net unrealized gains (losses) on available-for-sale securities	68	67	(92)	134	73
Reclassification of net losses (gains) on available-for-sale securities to income	(20)	(27)	-	(96)	(48)
	48	40	(92)	38	25
Foreign currency translation adjustments
Unrealized foreign currency translation gains (losses)	1,702	(4,405)	979	(1,570)	147
Net foreign currency translation gains (losses) from hedging activities	(638)	1,538	(305)	438	113
Reclassification of losses (gains) on foreign currency translation to income	-	-	-	(10)	-
Reclassification of losses (gains) on net investment hedging activities to income	-	-	-	-	-
	1,064	(2,867)	674	(1,142)	260
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	27	585	(56)	622	(35)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	7	(167)	60	(92)	52
	34	418	4	530	17
Items that will not be reclassified subsequently to income:
Remeasurements of employee benefit plans	(42)	510	25	790	(1,077)
Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss	(58)	(20)	(90)	(323)	(322)
	(100)	490	(65)	467	(1,399)
Total other comprehensive income (loss), net of taxes	1,046	(1,919)	521	(107)	(1,097)
Total comprehensive income	$3,883	$877	$3,064	$11,362	$9,361
Total comprehensive income attributable to:
Shareholders	$3,872	$871	$3,052	$11,323	$9,306
Non-controlling interests	11	6	12	39	55
	$3,883	$877	$3,064	$11,362	$9,361

(1)	Derived from unaudited financial statements.
(2)	Derived from audited financial statements.

Consolidated Statements of Changes in Equity

						Other components of equity
(Millions of Canadian dollars)	Preferred shares	Common shares	Treasury shares - preferred	Treasury shares - common	Retained earnings	Available- for-sale securities	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at November 1, 2015	$5,100	$14,573	$(2)	$38	$37,811	$315	$4,427	$(116)	$4,626	$62,146	$1,798	$63,944
Changes in equity
Issues of share capital	1,855	3,422	-	-	(16)	-	-	-	-	5,261	-	5,261
Common shares purchased for cancellation	-	(56)	-	-	(306)	-	-	-	-	(362)	-	(362)
Preferred shares purchased for cancellation	(242)	-	-	-	(22)	-	-	-	-	(264)	-	(264)
Redemption of trust capital securities	-	-	-	-	-	-	-	-	-	-	(1,200)	(1,200)
Preferred shares redeemed	-	-	-	-	-	-	-	-	-	-	-	-
Sales of treasury shares	-	-	172	4,973	-	-	-	-	-	5,145	-	5,145
Purchases of treasury shares	-	-	(170)	(5,091)	-	-	-	-	-	(5,261)	-	(5,261)
Share-based compensation awards	-	-	-	-	(54)	-	-	-	-	(54)	-	(54)
Dividends on common shares	-	-	-	-	(4,817)	-	-	-	-	(4,817)	-	(4,817)
Dividends on preferred shares and other	-	-	-	-	(294)	-	-	-	-	(294)	(63)	(357)
Other	-	-	-	-	211	-	-	-	-	211	5	216
Net income	-	-	-	-	10,405	-	-	-	-	10,405	53	10,458
Total other comprehensive income (loss), net of taxes	-	-	-	-	(1,399)	25	258	17	300	(1,099)	2	(1,097)
Balance at October 31, 2016 (1)	$6,713	$17,939	$-	$(80)	$41,519	$340	$4,685	$(99)	$4,926	$71,017	$595	$71,612
Changes in equity
Issues of share capital	-	227	-	-	(1)	-	-	-	-	226	-	226
Common shares purchased for cancellation	-	(436)	-	-	(2,674)	-	-	-	-	(3,110)	-	(3,110)
Preferred shares purchased for cancellation	-	-	-	-	-	-	-	-	-	-	-	-
Redemption of trust capital securities	-	-	-	-	-	-	-	-	-	-	-	-
Preferred shares redeemed	(300)	-	-	-	-	-	-	-	-	(300)	-	(300)
Sales of treasury shares	-	-	130	4,414	-	-	-	-	-	4,544	-	4,544
Purchases of treasury shares	-	-	(130)	(4,361)	-	-	-	-	-	(4,491)	-	(4,491)
Share-based compensation awards	-	-	-	-	(40)	-	-	-	-	(40)	-	(40)
Dividends on common shares	-	-	-	-	(5,096)	-	-	-	-	(5,096)	-	(5,096)
Dividends on preferred shares and other	-	-	-	-	(300)	-	-	-	-	(300)	(34)	(334)
Other	-	-	-	-	56	-	-	-	-	56	(1)	55
Net income	-	-	-	-	11,428	-	-	-	-	11,428	41	11,469
Total other comprehensive income (loss), net of taxes	-	-	-	-	467	38	(1,140)	530	(572)	(105)	(2)	(107)
Balance at October 31, 2017 (1)	$6,413	$17,730	$-	$(27)	$45,359	$378	$3,545	$431	$4,354	$73,829	$599	$74,428

(1)	Derived from audited financial statements.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Earnings Release, in filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, and include our President and Chief Executive Officer’s statements. The forward-looking information contained in this Earnings Release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance, strategic, reputation, legal and regulatory environment, competitive and systemic risks and other risks discussed in the risks sections of our 2017 Annual Report; including global uncertainty and volatility, elevated Canadian housing prices and household indebtedness, information technology and cyber risk, regulatory change, technological innovation and new entrants, global environmental policy and climate change, changes in consumer behaviour, the end of quantitative easing, the business and economic conditions in the geographic regions in which we operate, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency and environmental and social risk.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking-statements contained in this Earnings Release are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in our 2017 Annual Report. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risks sections of our 2017 Annual Report.

Information contained in or otherwise accessible through the websites mentioned does not form part of this Earnings Release. All references in this Earnings Release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly Earnings Release, quarterly results slides, supplementary financial information and our 2017 Annual Report to Shareholders on our website at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for Wednesday November 29, 2017 at 8:00 a.m. (EST) and will feature a presentation about our fourth quarter and 2017 results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at: www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416-340-2217, 866-696-5910, passcode 3708473#). Please call between 7:50 a.m. and 7:55 a.m. (EST).

Management’s comments on results will be posted on RBC website shortly following the call. A recording will be available by 5:00 p.m. (EST) from November 29, 2017 until February 22, 2018 at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (905-694-9451 or 800-408-3053, passcode 3982468#).

Media Relations Contacts

Tanis Feasby, Vice President, Communications, Wealth Management, Insurance & Finance, tanis.feasby@rbc.com, 416-955-5172

Ka Yan Ng, Senior Manager, Financial Communications, kayan.ng@rbc.com, 416-974-3058

Investor Relations Contacts

Dave Mun, SVP & Head, Investor Relations, dave.mun@rbc.com, 416-974-4924

Asim Imran, Senior Director, Investor Relations, asim.imran@rbc.com, 416-955-7804

Jennifer Nugent, Senior Director, Investor Relations, jennifer.nugent@rbc.com, 416-974-0973

ABOUT RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 80,000+ employees who bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank, and one of the largest in the world based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our 16 million clients in Canada, the U.S. and 35 other countries. Learn more at rbc.com.

We are proud to support a broad range of community initiatives through donations, community investments and employee volunteer activities. See how at http://www.rbc.com/community-sustainability/

Trademarks used in this earnings release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this earnings release, which are not the property of Royal Bank of Canada, are owned by their respective holders.